                                       As filed pursuant to Rule 424(b)(2)
                                       under the Securities Act of 1933
                                       Registration Statement File No. 333-15479

PROSPECTUS


                                 176,745 Shares

                             EQUITY MARKETING, INC.

                                  COMMON STOCK

         This Prospectus relates to 176,745 shares (the "Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of Equity Marketing, Inc. (the "Company") reserved for issuance upon the exercise of certain warrants granted by the Company (the "Warrants"). The Shares will be offered and sold by the Company to the holders of such Warrants (the "Selling Stockholders") upon exercise of the Warrants. The Company will receive certain proceeds upon exercise of the Warrants, which proceeds will be used for general working capital purposes. The Company will not receive proceeds from the sale of the Shares. The Company estimates that the expenses of this offering will be approximately $30,000, all of which, other than commissions or discounts paid to brokers and dealers, will be paid by the Company.

         The Shares may be offered from time to time by the Selling Stockholders (and their donees and pledgees) through ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. There can be no assurances that any of the Warrants will be exercised, or that any of the Shares will be sold. See "Plan of Distribution."

         All Selling Stockholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used to effect sales, any commissions paid to broker-dealers and, if broker-dealers purchase any of the Shares as principals, any profits received by such broker-dealers on the resale of the Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Stockholders may be deemed to be underwriting commissions. All costs, expenses and fees in connection with the registration of the Shares will be borne by the Company. Brokerage commissions, if any, attributable to the sale of the Shares will be borne by the Selling Stockholders (or their donees).

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "EMAK." On November 20, 1996, the last sale price of the Common Stock, as reported by the Nasdaq National Market, was $24.50 per share.


         SEE "RISK FACTORS", WHICH BEGINS ON PAGE 4 OF THIS PROSPECTUS,
  FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 25, 1996

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Midwest Regional Office of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of such reports, proxy statements, and other information concerning the Company may also be inspected and copied at the library of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which are on file with the Commission (File No. 23346), are incorporated in this Prospectus by reference and made a part hereof:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

         (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

         (c) The Company's Current Report on Form 8-K dated October 2, 1996, containing information with respect to the Company's acquisition of EPI Group Limited; and

         (d)     The description of the Company's Common Stock contained in
Item 1 of the Company's Registration Statement on Form 8-A dated January 27,
1994.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from: Equity Marketing,

Inc., 131 South Rodeo Drive, Beverly Hills, California 90212, Attention:
Kenneth M. Fisher, Senior Vice President, telephone (310) 887-4300. The Company undertakes to provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents.


                                  THE COMPANY

         Equity Marketing, Inc. designs, develops, produces, markets and distributes a wide variety of custom toy, gift and other products based upon characters from popular entertainment properties licensed by major television and motion picture studios. The Company's products include character figurines, action vehicles, plush toys, dolls, beverage containers, fashion accessories and other toy and novelty items. The Company sells its products domestically and internationally to fast-food restaurant chains, toy and gift distributors and retailers, and other consumer products companies. Products of the promotions division of the Company, Equity Promotions, are utilized primarily in promotional campaigns implemented by its domestic fast-food restaurant and consumer products customers, which include Burger King Corporation ("Burger King"), Buena Vista Home Video, Inc. and Blockbuster Videos Inc., as well as international consumer product companies such as Kellogg Company. Equity Toys, the toy division of the Company, designs and produces custom toys and gifts based on licensed characters for direct sale to major mass market and specialty market retailers such as Toys "R" Us, Inc., Walmart Stores, Inc., Kaybee Toy Stores, Inc. and Musicland Stores Corp., and direct sale to various international distributors worldwide. In September 1996, the Company acquired EPI Group Limited ("EPI Group"). See "Recent Developments." EPI Group operates in two primary business areas. In promotions, EPI Group has established a relationship with the Shell Oil Products Company as a promotional products designer/supplier with particular focus on Shell's motor sports activities. In its retail business, EPI Group has focused on nature-related toys, activity kits and other products through its "Friends of..." brand, including the Friends of the Ocean, Friends of the Forest and others. These products are distributed through specialty retailers, including PetSmart and Natural Wonders, catalogs, zoos and museums.

         The Company provides its promotions customers with a wide range of design, product development and manufacturing services. These services include evaluating entertainment properties to determine license availability and suitability for a particular promotion and assisting customers with product concept development and in procuring character licenses and product authorizations. The Company is responsible for all phases of production, including creative design and engineering, licensor approval, contract manufacturing, quality control, independent safety testing, packaging and, in most instances, shipping.

         The Company's products generally are based upon characters from entertainment properties licensed by major television and motion picture studios and other licensors. The licensed properties from which the Company has developed or is developing products include Looney Tunes, Mighty Morphin Power Rangers, Casper, The Flintstones, The Simpsons, Teenage Mutant Ninja Turtles, Home Alone, Babar and The Walt Disney Company's ("Disney") The Hunchback of Notre Dame, The Lion King, Toy Story, Pocahontas, Aladdin, Gargoyles, The Little Mermaid, and Beauty and the Beast. Licenses for characters upon which the Company's promotional products are based are generally obtained directly by the Company's customers from licensors, including Warner Bros. Inc. ("Warner Bros."), Disney, Saban Entertainment, Inc., Twentieth Century Fox, and MCA Inc. In contrast, Equity Toys generally obtains licenses directly from licensors. In 1994, the Company obtained an exclusive design and manufacturing license to produce plush toys, figurines and bendables for Warner Bros. Looney Tunes characters for substantially all markets outside the U.S. and Canada. In 1995, the Company obtained the U.S. mass market licenses to design, manufacture, and distribute toys associated with the 1996 Olympics mascot "Izzy", and U.S. and Canada mass market licenses for Big Feats Entertainment's "Wishbone", a children's television program broadcast on the Public Broadcasting System, and Carlo Collodi's "Pinocchio", a New Line Productions, Inc./Savoy

Pictures, Inc. and The Kushner-Locke Company film. In August 1996, the Company obtained the United States mass market and specialty market license to design, manufacture and distribute toys based upon MCA/Universal's video The Land Before Time and the United States gift and specialty market license to design, manufacture and distribute toys based upon Universal Pictures' and Amblin Entertainment's production of The Lost World: Jurassic Park. In October 1996, the Company signed a multi-year, worldwide license agreement which entitles the Company to design, manufacture and distribute a wide range of toys based upon characters from Kratt's Creatures, a PBS television show. The above properties are trademarks of their respective proprietors.

         The Company believes its competitive advantage is its creative interpretation of popular licensed characters and its ability to translate these creative concepts quickly into high quality, low cost products with high perceived value. The Company generally develops and produces its promotions products in response to specific customer orders. These customers generally give the Company short lead times and require strict compliance with delivery schedules to coincide with motion picture or television program releases.

         The Company was incorporated in December 1987 as a New York corporation and reorganized as a Delaware corporation in June 1995. The Company's principal executive offices are located at 131 South Rodeo Drive, Beverly Hills, California 90212 and its telephone number is (310) 887-4300. Unless the context indicates otherwise, Equity Marketing, Inc. and its subsidiaries are referred to herein collectively as the "Company."


                                  RISK FACTORS

         In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.
         Dependence on and Relationship with Key Customer. A single customer, Burger King Corporation ("Burger King"), accounted for approximately 68% of the Company's revenues in the year ended December 31, 1995 and approximately 71% of the Company's revenues in the nine months ended September 30, 1996. Burger King has no contractual commitment to continue to do business with the Company, and there can be no assurance that it will do so in the future. In addition, Burger King may have the ability to negotiate discounts from or effect product returns to the Company. The termination or significant reduction by Burger King of its business with the Company would have a material adverse effect upon the Company.

         Need for Continual New Product Development; Reliance on Limited Number of Product Orders. A substantial portion of the Company's revenues during any given year has historically been derived from a relatively limited number of promotional programs by its fast-food customers, which promotions are in effect for only a limited period of time and generally are not repeated. Thus, the Company must continually develop and sell new products for utilization in new promotional programs. Similarly, the cancellation or premature termination of one or more promotional programs or a significant change in promotional practices within the fast-food restaurant industry could have a material adverse effect upon the Company. Moreover, since many retail toys are successfully marketed for only one or two years, the success of the Company's retail toy business is dependent in large part on its ability to develop and market new products associated with new entertainment properties. There can be no assurance that any new retail product line will be successful. Similarly, the cancellation or premature termination of a retail product line could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company or its customers will be able to secure licenses for additional entertainment properties on which to base its promotional and retail toy products or that, if secured, such licenses will result in successful products.

         Expansion of Business; Need to Finance Production. The Company's business strategy provides for further diversification of the Company's core domestic promotions business into international markets and the further development of the Company's retail toy business. In order to implement this strategy, the Company will be required to finance manufacturing and receivables and in certain instances to assume the related risk of temporarily maintaining inventory. There can be no assurance that the expansion of the Company's business will be successfully implemented.

         Risks Related to Acquisitions. The Company's planned expansion and growth may require further acquisitions of complementary businesses and/or assets. There can be no assurance that suitable acquisition candidates will be located, that acquisitions can be consummated or that acquired companies can be successfully integrated into the Company's operations. The Company recently acquired EPI Group. See "Recent Developments -- Acquisition of EPI Group Limited." The successful integration of EPI Group and any other acquired businesses will be important to the Company's future financial performance.
The anticipated benefits from any acquisitions may not be achieved unless the operations of the acquired businesses are successfully combined with those of the Company in a timely manner. The process of integrating EPI Group or any other acquired businesses could cause the interruption of, or a loss of momentum in, the activities of some or all of these businesses, which could have a material adverse effect on the Company's operations and financial results. There can be no assurance that the Company will succeed in making further acquisitions or realize any of the anticipated benefits from its acquisitions. The acquisition of businesses or assets that result in significant integration costs and inefficiencies, could also adversely affect the Company's profitability. The Company expects to finance new acquisitions from a combination of funds from operations and the issuance of debt and/or equity securities. Depending on the number, size and timing of such transactions, the Company may in the future require additional financing in order to continue to make acquisitions. There is no assurance that such additional financing, if any, will be available to the Company on acceptable terms or at all.

         Reliance on Foreign Manufacturers. During 1995, the Company derived approximately 96% of its sales from products produced for the Company by manufacturing facilities located in the Far East. The Company's reliance on foreign manufacturers is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, the imposition of tariffs, quotas and other import or export controls and changes in governmental policies. In 1995, approximately 84% of the Company's products were produced for the Company by manufacturing facilities located in China. China currently enjoys "most favored nation" trading status with the United States. No assurance can be given that China will continue to enjoy most favored nation status in the future. Any legislation by the United States government revoking or placing further conditions on China's most favored nation status would, if enacted, have a material adverse effect on the Company.

         Risks of Latin American Operations. The Company is attempting to expand its presence in Mexico and other Latin American countries. Since December 1994, Mexico has experienced an economic crisis characterized by exchange rate instability and devaluation, increased inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing and high unemployment. As a result, the Company's sales in Mexico have declined from approximately 9% of 1995 sales to approximately 1% of sales for the nine months ended September 30, 1996. Continued adverse economic conditions in Mexico or other Latin American countries could have a continuing adverse effect upon the Company's plans to expand sales in that region.

         Seasonality; Quarter-to-Quarter Variations. The marketing strategies of fast-food restaurant chains and other consumer product companies often result in a concentration of media-based promotions during the summer months and the winter holiday season. Additionally, dates of the specific promotional programs in which the Company participates may vary from year to year. The Company's financial results for a particular quarter may not be indicative of results for an entire year and the Company's revenues and/or expenses may vary from quarter to quarter.

         Potential for Product Liability Claims. Products that have been or may be developed or sold by the Company may expose the Company to potential liability from claims by end-users of such products. There can be no assurance that such claims will not arise in the future based on past, present or future products which are designed, developed or sold by the Company. The Company currently maintains product liability insurance coverage in an amount it believes adequate. There can be no assurance that the Company will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against any potential claims.

         Foreign Currency Fluctuation; Risk of Exchange Rate Controls. The Company's sales to foreign customers may be affected by fluctuations in currency exchange rates, which could adversely affect the prices the Company can charge foreign customers for its products. In addition, the imposition of restrictive exchange controls could adversely affect the Company's ability to convert revenues into U.S. Dollars.

         Additional Payments to Former Shareholder. In the event of certain corporate transactions or certain sales of shares by the Company's principal shareholders, Donald A. Kurz and Stephen P. Robeck, prior to September 27, 2001, the Company will be obligated to make additional payments to a former shareholder. Any such payments would be calculated as a percentage of the price received by the Company or by Messrs. Kurz and Robeck, as the case may be, and consequently could be substantial. However, Messrs. Kurz and Robeck have agreed to reimburse the Company for any payments due as a result of sales of their respective shares.
         Control by Present Shareholders. Donald A. Kurz and Stephen P. Robeck, who are directors and Co-Chief Executive Officers of the Company, beneficially own approximately 27% and 26%, respectively, of the outstanding Common Stock and together are in a position to elect all of the Company's officers and directors and thereby to control the policies and operations of the Company.
         Dependence Upon Key Employees. The Company's business is dependent to a substantial extent upon its Co-Chief Executive Officers Donald A. Kurz and Stephen P. Robeck. The loss of the services of Mr. Kurz and Mr. Robeck could have a material adverse effect upon the Company. The Company has entered into three year employment agreements with both Mr. Kurz and Mr. Robeck which expire February 2, 1997 containing non-competition provisions, and the Company carries $1,000,000 of insurance on the life of each of them.

         Competition. The domestic and international promotions and retail toy and gift businesses are highly competitive. The Company's competitors include companies which have significantly greater financial and marketing resources than the Company. There can be no assurance that the Company will be able to compete effectively against such companies.

         Dividend Policy. For the foreseeable future, the Company expects to retain earnings to finance the expansion and development of its business. Any future payment of dividends will be within the discretion of the Company's Board of Directors, which is controlled by the Company's principal shareholders, and will depend, among other factors, on the earnings, capital requirements and operating and financial condition of the Company.

         Possible Adverse Impact of Issuance of Preferred Stock. The Board of Directors of the Company has authority to issue up to 1,000,000 shares of Preferred Stock, and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the shareholders. The potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The Company currently has no plans to issue shares of Preferred Stock.

                              RECENT DEVELOPMENTS

         Acquisition of EPI Group Limited. On September 18, 1996, the Company acquired EPI Group Limited, a Delaware corporation, through the purchase of all of the issued and outstanding common stock of EPI Group from the individual stockholders of EPI Group in exchange for $2,891,851 in cash plus potential additional cash consideration based upon the results of operations of the EPI Group during the three-year period ending December 31, 1999 as set forth in the Stock Purchase Agreement, dated as of September 18, 1996, by and among Equity Marketing, Inc. and the stockholders of EPI Group. The funds used for the acquisition were provided by the Company's cash reserves on hand. The operations of EPI Group currently are located in Southport, Connecticut.

                                USE OF PROCEEDS
         The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. The Company will receive proceeds from the exercise of the Warrants; if all Warrants are exercised these proceeds will total $1,417,495 before deducting expenses payable by the Company, which are estimated at $30,000. The net proceeds will be used by the Company for general working capital purposes.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information as of October 10, 1996 (except as otherwise indicated) and as adjusted to reflect the sale of the Common Stock in the offering, as to the security ownership of the Selling Stockholders. Except as set forth below, none of the Selling Stockholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.



                                                 SHARES OF COMMON                        SHARES OF
                                                      STOCK                            COMMON STOCK
                                                   BENEFICIALLY                        BENEFICIALLY
                                                   OWNED PRIOR          SHARES          OWNED AFTER
                                                 TO OFFERING (1)    BEING SOLD (2)     OFFERING (3)
                                                 ---------------    --------------     -------------
         Matthew Balk                                 6,277               6,277                0

         John R. Clarke                                 505                 505                0

         William P. Dioguardi                         1,250               1,250                0

         Menik Diwela                                   505                 505                0

         Hank Fichtner                                  505                 505                0

         Paul Fitzgerald                                586                 586                0

         Philip M. Getter                             7,070               7,070                0

         Anthony Guzzi                                   73                  73                0

         Michael Loew                                 5,055               5,055                0

         Paul T. Mannion, Jr.                           505                 505                0

         Dennis B. McAlpine                           7,070               7,070                0

         Douglas J. Palmieri                            505                 505                0

         Dan Purjes                                  96,864              96,864                0

         Lawrence R. Rice                            15,142              15,142                0

         Charles Roden                                5,971               5,971                0

         Averell Satloff                              1,641               1,641                0

         Peter Sheib                                 17,339              17,339                0

         Mary Vitullo                                    73                  73                0

         Scott Weisman                               10,309               9,809              500

---------------
         1. Includes shares issuable upon exercise of Warrants.

         2. Consists of shares issuable upon exercise of Warrants and assumes sale of all Shares registered hereby.

         3. Assumes sale of all Shares registered hereby.

         Transactions Involving Selling Stockholders. The Selling Stockholders are employees or former employees of, and include controlling persons of, Josephthal Lyon & Ross Incorporated, the representative of the underwriters for the February 1994 initial public offering of the Company's Common Stock and a market maker for the Company's Common Stock.


         In February 1994, the Company entered into a Representative's Warrant Agreement with Josephthal Lyon & Ross Incorporated providing for the issuance to Josephthal Lyon & Ross Incorporated, or its designees, of warrants to purchase 175,000 shares of Common Stock (currently exercisable for 176,745 shares) and also providing certain registration rights with respect to the shares issuable upon exercise of the Warrants. The Warrants were issued to the Selling Stockholders as designees of Josephthal Lyon & Ross Incorporated and the Shares offered hereby are being registered pursuant to such registration rights.

         Josephthal Lyon & Ross Incorporated is defending an action in the Supreme Court of the State of New York, New York County, on behalf of the Company and has agreed to indemnify the Company and each of its officers and directors from and against any and all damages resulting from a final non-appealable judgment against the Company in such litigation. The action relates to a claim for a "finders fee" relating to the Company's initial public offering. The complaint sought a fee of "not less than 4% of the cash and 150 basis points in stock warrants based upon the stock sold in the Offering." The complaint has been dismissed except for a single claim for quantum meruit.


                              PLAN OF DISTRIBUTION

         The Company is registering the Shares on behalf of the Selling Stockholders. The Company will not receive any proceeds from any sales of the Shares but will receive the proceeds from the exercise of Warrants, which proceeds, if any, will be used for general working capital purposes. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by the Company. Brokerage commissions, if any, attributable to the sale of Shares will be borne by the Selling Stockholders (or their donees or pledgees).

         The decision to exercise Warrants is within the sole discretion of the holders thereof. There can be no assurances that any of the Warrants will be exercised.

         The decision to offer and sell the Shares, and the timing and amount of any offers or sales that are made, is and will be within the sole discretion of the Selling Stockholders. Sales of Shares may be effected from time to time in transactions (which may include block transactions) on the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. The Selling Stockholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the shares of Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived.

         Because the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to prospectus delivery requirements under the Securities Act.

         The Selling Stockholders, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act, which Rule, with certain exceptions, prohibits any such person from bidding for or purchasing any security which is the subject of a distribution until the participation of such person in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

         Accordingly, unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act or unless otherwise permitted under Rule 10b-6A, the Selling Stockholders will not be permitted to engage in any stabilization activity in connection with the Company's securities, and will not be permitted to bid for or purchase any securities of the Company or to attempt to induce any person to purchase any of the Company's securities other than as permitted under the Exchange Act. Selling Stockholders who may be "affiliated purchasers" as defined in Rule 10b-6 have been advised that they must coordinate their sales with each other for purposes of Rule 10b-6. Josephthal Lyon & Ross Incorporated has advised the Company that it may seek to comply with Rule 10b-6A with respect to transactions in the Company's Common Stock during the distribution of the Shares and will suspend market making activities in the Company's Common Stock during any period in which such activities would be prohibited under the Exchange Act.

         The Selling Stockholders may be entitled under agreements entered into with the Company to indemnification against liabilities under the Securities Act, the Exchange Act or otherwise.



                                 LEGAL MATTERS

         Certain legal matters with respect to the validity of the Common Stock offered hereby have been passed upon for the Company by Fulbright & Jaworski L.L.P. A partner of Fulbright & Jaworski L.L.P. serves as a director and as Secretary of the Company and holds options to purchase 20,000 shares of Common Stock.


                                    EXPERTS

         The audited consolidated financial statements of Equity Marketing, Inc. and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

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     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ______________


                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
Available Information   . . . . . . . . . . . . . . . . . . . . . . . . .  2
Incorporation of Certain
  Documents by Reference  . . . . . . . . . . . . . . . . . . . . . . . .  2
The Company   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . .  8
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . .  9
Legal Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

============================================================================


============================================================================


                                    176,745
                                     Shares


                             EQUITY MARKETING, INC.


                                  Common Stock


                                   PROSPECTUS


                               November 25, 1996


============================================================================